Exhibit 99.60
PETROFLOW ENERGY LTD.
ANNUAL INFORMATION FORM
April 30, 2007

i

TABLE OF CONTENTS
(continued)

ii

FORWARD-LOOKING STATEMENTS
Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date hereof.
In particular, this Annual Information Form contains, or incorporates by reference, forward-looking statements pertaining to the following:
•	the performance characteristics of the Company’s oil and natural gas properties;

•	oil and natural gas production levels;

•	the size of the oil and natural gas reserves;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•	treatment under governmental regulatory regimes and tax laws; and

•	capital expenditure programs.
The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:
•	volatility in market prices for oil and natural gas;

•	liabilities inherent in oil and gas operations;

•	uncertainties associated with estimating oil and natural gas reserves;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	geological, technical, drilling and processing problems;

•	fluctuations in foreign exchange or interest rates and stock market volatility;

•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and

•	the other factors discussed under “Risk Factors”.
Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.
Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
All references are to Canadian dollars unless otherwise stated.

PETROFLOW ENERGY LTD.
In this AIF, Petroflow Energy Ltd. is referred to as “Petroflow” or the “Company”.
Petroflow Energy Ltd.’s registered office is located at Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5 and its head office is located at #2400, 500 – 4th Avenue S.W., Calgary, Alberta T2P 2V6. It is a reporting issuer in Alberta, British Columbia and Ontario.
The Company was incorporated under the Nova Scotia Companies Act as Atlantic Gold Mines Limited by Memorandum and Articles of Association dated March 11, 1974, with authorized capital of five million dollars into five million common shares without nominal or par value.
On July 26, 1994, it was continued under the Canada Business Corporations Act with authorized capital consisting of an unlimited number of Class A Subordinate Voting Shares (“Class A Shares”), an unlimited number of Class B Multiple Voting Shares (“Class B Shares”), and an unlimited number of Preferred Shares, issuable in series. Its issued and outstanding common shares were changed into Class A Shares and Class B Shares on the basis of 4 Class A Shares and 1 Class B Share for every 1 common share.
On January 30, 1996 the Company changed its name to Delwood Capital Corporation Ltd.
On June 28, 1996 the Company changed its name to Indostar Gold Corp. and subdivided each issued and outstanding Class A Share into 2 1/2 Class A Shares and each issued and outstanding Class B Share into 2 1/2 Class B Shares.
On September 22, 1997 the Company changed its name to Petroflow Energy Ltd.
On July 22, 2005, the Company changed the province of its registered office from Nova Scotia to Alberta and amended its Articles to enable the Company to appoint up to 1/3 more directors between annual shareholder meetings.
On December 5, 2005, the Company consolidated its Class A Shares and its Class B Shares on a 10 to 1 basis.
On July 19, 2006, the Company increased the maximum number of directors to nine, changed the designation of its Class A Shares to “Common Shares”, changed its Class B Shares to Common Shares on a 1 for 1 basis and changed the rights, privileges, restrictions and conditions attached to its Preferred Shares.
Intercorporate Relationships
The Company has one wholly-owned subsidiary, North American Petroleum Corporation, USA (“NAPCUS”). NAPCUS was incorporated pursuant to the laws of the State of Delaware on April 14, 2005. Its registered office is located at 1209 Orange Street, Wilmington, Delaware, 19801, and its head office is located at 16191 Hwy. 40, Folsom, LA, 70437. NAPCUS has one wholly owned subsidiary, Prize Petroleum LLC which was incorporated in September 2006 pursuant to the laws of the state of Oklahoma. Its registered office is located at 1800 Canyon Park Circle, Suite 201, Edmond, Oklahoma, 73013 and its head office is located at 16191 Hwy. 40, Folsom, LA, 70437.
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY
History
The Company is a junior oil and gas issuer listed on the TSX Venture Exchange (“TSXV”) with oil and gas interests located in the Westlock and Garrington regions of Alberta and through NAPCUS in San Juan County in New Mexico, Midland, Texas and various counties in Oklahoma.
The Company commenced its oil and natural gas operations in 1998 by participating in the development of an oil and gas property in the Chamberlain area of Alberta. Six horizontal wells were drilled on the Chamberlain property and production commenced in June 1998. Oil production peaked in the fall of 1999 and declined rapidly over the next three years. No other significant oil and gas operations were conducted by the Company over this time frame.
Based on a reserve evaluation done by an independent firm of petroleum consultants and reservoir engineers in December 2002, the Company decided to write-off the net book value of its oil and gas properties and equipment for the year ended April 30, 2003.
In December 2002, the Company approached Macon Resources Ltd. (“Macon”), a major shareholder of Shaker Resources Inc. (“Shaker”) and expressed an interest in finding a new management team for the Company. At the time, the Company’s principal asset was cash and short-term investments of approximately $1.4 million. Negotiations were entered into, culminating with Shaker mailing an offer to purchase all the outstanding shares of the Company in May 2003. The offer was successful with Shaker acquiring approximately 88% of the outstanding shares. In June 2003, the Company loaned $1.1 million to Shaker at an interest rate of 10% and later that year loaned an additional $350,000 to Shaker on the same terms. The Company’s original plan was to amalgamate with Shaker; however, this could not be achieved as Shaker was not able to take up the balance of Shares required to complete the transaction.
In June 2004, Shaker decided to dividend out the Company’s shares that it held to the shareholders of Shaker on the basis of 0.69517 shares in the capital of the Company for each Shaker share. Prior to this transaction, Shaker had agreed to sell certain oil and natural gas properties in the Westlock area of Alberta to the Company for approximately $1.5 million, subject to regulatory approval. The property acquisition closed on September 30, 2004 and the loans due from Shaker were repaid in full.
On July 22, 2005, the Company completed an exempt take-over bid (the “Offer”) to purchase all of the issued and outstanding securities of NAPCUS at a purchase price of one Common Share for every $0.05 of the purchase price of the NAPCUS shares paid by the NAPCUS shareholders when they initially subscribed for the NAPCUS shares and one Common Share of Petroflow for every $0.05 of the principal amount of NAPCUS debentures outstanding, for an aggregate issuance of 19,000,000 Common Shares.
On August 5, 2005, the Company completed a private placement (the “Private Placement”) to Macon (a company controlled by E. Keith Conrad, who was at that time the Chief Executive Officer and a director of both the Company and NAPCUS) of 7,000,000 units at a purchase price of $0.05 per unit and to The Serendipitous Return Investment Corporation (“Serendipitous”) (a corporation through which John Melton, the President, Chief Executive Officer and a director of both the Company and NAPCUS holds his Common Shares) of 10,000,000 units, for aggregate proceeds of $850,000. Each unit was comprised of one Common Share and one warrant, with each warrant entitling the holders thereof to purchase one Common Share at a price of $0.05 per Common Share expiring 5 years from the date of grant; however, the warrants will expire 2 years from the date of grant if the Company fails to meet the requirements of a Tier 1 oil and gas issuer on the TSXV within 2 years of the date of grant of the warrants.
On August 11, 2005, the Company acquired from Macon Oil and Gas Corp. (Macon’s wholly owned subsidiary) and other joint venture partners, a 17% working interest in certain oil and gas assets in the Garrington area of Alberta (the 17% working interest referred to herein as the “Garrington Assets”) at a purchase price of $693,500, prior to transaction fees and closing adjustments. The acquisition (the “Asset Acquisition”) was completed on substantially the same terms and conditions as the purchase and sale agreement Macon Oil and Gas Corp. and partners entered into on May 10, 2005 with the third party from which it acquired the Garrington Assets (the third party being at arm’s length to both Macon Oil and Gas Corp. and the Company). The purchase price was paid through the issuance of 13,870,000 Common Shares in the Company at a deemed price of $0.05 per Common Share.
On August 19, 2005, the Company completed a private placement (the “Second Private Placement”) of 57,000,000 Common Shares at a price of $0.05 per Common Share for aggregate proceeds of $2,850,000, involving, among others, Framfield Oil & Gas Ltd. (an existing shareholder) which purchased 10,000,000 Common Shares, Macon which purchased 17,200,000 Common Shares and John Melton who purchased 12,000,000 Common Shares through Serendipitous.

In August, 2005, the Company paid a reorganization fee to Macon and to John Melton each in the amount of $125,000. The reorganization fee represented payment for services rendered by Macon and Mr. Melton in connection with the Company’s reorganization transactions which enabled the Company’s Common Shares to be relisted on the TSXV.
As a result of the completion of the Offer, the Private Placement, the Asset Acquisition and the Second Private Placement, on August 29, 2005, the TSXV issued its bulletin graduating the Company from the NEX to the TSXV with the Common Shares commencing trading on the TSXV on August 31, 2005.
On August 26, 2005, the Company, through NAPCUS, acquired a 50% working interest in a coal bed methane development project in San Juan County, New Mexico for a purchase price of US$8,080,000. The Juniper Assets include approximately 12,000 gross acres of land, of which approximately one third had been developed. The effective date of the acquisition was June 1, 2005. The Juniper Assets currently produce about 1500 Mcfpd net to the Company’s working interest. From August, 2005 to date the Company has drilled 30 wells and raised its production from 800 Mcfpd to 1500 Mcfpd.
On October 31, 2005, the Company completed a private placement offering of 62,500,000 Common Shares at a price of $0.08 per Common Share for aggregate proceeds of $5,000,000, involving, among others, 1187932 Alberta Ltd. (a corporation controlled by Steve Ibbotson) which purchased 22,750,000 Common Shares, Framfield Oil & Gas Ltd., which purchased 12,500,000 Common Shares, Macon, which purchased 2,843,750 Common Shares and John Melton through Serendipitous which purchased 9,673,600 Common Shares.
Effective December 1, 2005 the Company, through NAPCUS, acquired from an arm’s length third party oil and gas assets (the “Midland Assets”) located in the Midland area of Texas at a purchase price of US$3,325,000, subject to certain post-closing adjustments. The Midland Assets currently produce approximately 100 boe/d and consist of 14 producing wells and approximately 5,000 acres of land.
On December 30, 2005, the Company closed a private placement offering of 1,520,000 Common Shares, issued on a flow-through basis, at a price of $2.50 per Common Share, raising aggregate proceeds of $3,800,000.
On January 13, 2006 the Company entered into an agreement with Enterra Energy Corp. (“Enterra”) respecting the acquisition of certain petroleum and natural gas interests in the State of Oklahoma (the “Oklahoma Properties”) which was superseded by a formal Farmout Agreement dated as of March 1, 2007 (the “Agreement”). Under the terms of the Farmout Agreement, the parties agreed that the further development of those properties would be governed by a Farm out Agreement between Enterra as “farmor” and Petroflow as “farmee”. The Agreement states that Petroflow will pay 100% of the costs in respect of a well to earn 70% of the leasehold interests in a drilling and spacing unit as appropriate to the play. Petroflow has agreed to drill a minimum of 30 wells prior to December 31, 2007 and 30 wells every 20 months thereafter. Petroflow will maintain this level throughout the term of the farm out, unless otherwise agreed between the parties and subject to normal force majeure clauses.
The farm out area encompasses approximately 65,000 acres held by Enterra (40,000 of which are undeveloped). The farm out further allows for any additional lands acquired by Enterra within seven counties in Oklahoma with any such lands to be included under the terms of the farm out. The Company can withdraw from the farm out upon written notice, upon the completion of economically attractive drilling targets, or the farm out will expire after a period of non-performance by the farmee. In the case of non-performance, Enterra is obliged to give written notice to Petroflow outlining the conditions of such non-performance and Petroflow will have 30 days after receipt of the notice to present a plan to cure the non-performance, such plan to be satisfactory to Enterra, after which Petroflow will commence physical operations within 60 days or otherwise forfeit its ongoing rights under the Farm out Agreement. Enterra will pay for all infrastructure installations and such costs will be returned to Enterra through a three year take-or-pay capital recovery fee with an annualized 12% rate of return. Enterra will own and operate 100% of the infrastructure, but after the capital recovery fee is fully paid, Petroflow will pay only its portion of actual operating costs for the life of the facility and will have the ability to assign such rights. If Petroflow desires to sell any interests in wells drilled on the Oklahoma Properties, it will provide written notice to Enterra. Enterra will have an option to purchase the interests at the net present value of the interests, as determined by a mutually acceptable petroleum engineer, such value to be equal to the net present value discounted at 10%. In the alternative if Petroflow receives an offer to purchase such interests from a third party, then Enterra will have a preferential right to match the offer, failing which Petroflow can sell the interests to the other party.
On April 12, 2006, the Company closed the first tranche of an unbrokered private placement, raising $7,957,945 through the issuance of 2,313,356 Common Shares at a price of $3.44 per Common Share. The remainder of the financing, amounting to $3,949,983 representing 1,148,251 Common Shares closed on April 26, 2006.
On June 15, 2006, the Company, in connection with the Farm Out Agreement described above, brought its first well onto production. Initial production from the well during its dewatering phase was 780 Mcf/d of natural gas, approximately 437 Mcf/d net to the Company.
On July 5, 2006, the Company retired approximately $2.3 million of debt owed to certain related parties. The Company also closed a private placement financing, raising $2,350,896 through the issuance of 683,400 Common Shares at a price of $3.44 per Common Share.
During the remainder of 2006 and to date in 2007 Petroflow completed and brought into production a total of 17 wells with current aggregate production net to the Company of 700 boe. Additionally, the Company is in the process of drilling or completing 4 additional wells expected to be in production by June 15, 2007.
During the last half of 2006, the Company drilled 5 exploratory wells and 1 development well in Canada. Two of the wells are currently producing 500 Mcf net to the Company’s working interest. Three other wells are currently being evaluated and the other well is suspended.
DESCRIPTION OF THE BUSINESS OF THE COMPANY
General
The Company is a growth-oriented, development-focused oil and gas company. The areas of primary focus are presently in Oklahoma, New Mexico, Texas and Alberta. The Company’s oil and gas assets currently produce approximately 1300 boe/day of oil, natural gas and NGLs. The Company also owns approximately 7840 gross (6032 net) acres of undeveloped land.
The business plan of the Company is to focus on sustainable and profitable per share growth in both cash flow from operations and net asset value. To accomplish this, the Company will focus on enhancing its asset base through land acquisitions, property acquisitions, exploratory drilling and development drilling. The Company, through NAPCUS, will pursue U.S. opportunities primarily in unconventional gas reservoirs. In the U.S. the Company will focus primarily on its farm in project with Enterra in Oklahoma.
The Company will internally generate exploration and development opportunities possessing medium risk and multiple prospective productive zone potential with a prudent exposure to higher risk/reward prospects. The Company will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet the Company’s business parameters. To achieve sustainable and profitable growth, the Company will endeavour to have direct control of the timing and costs of its projects. Accordingly, the Company will seek operatorship of properties in which it has an interest. Further, to minimize competition within its geographic areas of interest, the Company will, after giving consideration to its risk profile, strive to maximize its working interest ownership in its properties. While the Company intends to have the skills and resources necessary to achieve its objectives, participation in exploration and development in the oil and natural gas industry has a number of inherent risks. See “Risk Factors”.
In reviewing potential drilling or acquisition opportunities, the Company gives consideration to the following criteria:
(a)	risk capital required to secure or evaluate the investment opportunity;

(b)	the potential return on the project, if successful;

(c)	the likelihood of success; and

(d)	the risked return versus cost of capital.
In general, the Company focuses its efforts on unconventional resource plays in an attempt to generate sustainable high levels of profitable production and financial growth.
The Board of Directors of the Company may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.
Revenue Sources
During the year ended December 31, 2006, approximately 80% of the revenue from the Company’s properties before royalties was derived from natural gas and 20% was derived from crude oil and natural gas liquids.
Competition
There is strong competition relating to all aspects of the oil and natural gas industry. The Company actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Company. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.
Personnel
As at December 31, 2006 the Company had 16 employees and as of the date of this Annual Information Form, the Company has 17 employees.
Environmental Regulation
The Company’s operations are subject to government laws and regulations concerning pollution, protection of the environment and the handling and transport of hazardous materials. These laws and regulations generally require the Company to remove or remedy the effect of it activities on the environmental present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2006, expenditures beyond normal compliance with environmental regulations were not material and in 2007, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation programs are in place and utilized to restore the environment.
Statement of Reserves Data and Other Oil and Gas Information
The following section sets out the Company’s statement of reserves data and other information (the "Statement”), which is dated April 30, 2007 and is effective December 31, 2006. The preparation date of the information regarding reserves in this Statement was April 25, 2007.
This Statement summarizes the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with the Company’s reserves as evaluated in the report (the “Reserves Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”), based on constant and forecast price assumptions and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The tables below summarize the data contained in the Reserves Report and as a result, may contain slightly different numbers than the Reserves Report due to rounding.
The Company gives no assurance that the price and cost assumptions set out below will be attained and variances could be material. The reserve estimates provided in this Statement are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates below.
The future net revenue numbers presented in this Statement, whether calculated without discount or using a discount rate, are estimated values only and do not represent fair market value. The Company gives no assurance that the price and cost assumptions underlying the estimates will be attained and variances could be material.
The Company’s properties, reserves and production are located in Oklahoma, New Mexico, Texas and Alberta.
The following tables detail the aggregate gross and net reserves of the Company, in total and by country, as at December 31, 2006, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:
Summary of Oil and Gas Reserves
Constant Price and Costs
As at December 31, 2006

COMPANY TOTALS	Light and Medium Oil		Natural Gas Liquids		Natural Gas

	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	874	720	26	23	14,467	11,813
Developed Non-Producing	249	199	—	—	5,352	4,347
Undeveloped	868	699	—	—	23,740	19,040

TOTAL PROVED	1,991	1,618	26	23	43,559	35,200

PROBABLE	650	522	3	3	15,234	12,203

TOTAL PROVED PLUS PROBABLE	2,641	2,140	29	26	58,793	47,403

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

COMPANY TOTALS	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	75,856	59,326	48,807	41,492	36,093
Developed Non-Producing	23,145	16,702	12,774	10,010	7,943
Undeveloped	61,028	40,324	25,838	15,405	7,723

TOTAL PROVED	160,029	116,352	87,419	66,907	51,759

PROBABLE	37,713	24,244	14,797	8,051	3,168

TOTAL PROVED PLUS PROBABLE	197,742	140,596	102,216	74,958	54,927

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

COMPANY TOTALS	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	52,796	41,674	34,564	29,615	25,964
Developed Non-Producing	15,183	10,914	8,281	6,415	5,010
Undeveloped	24,401	12,198	3,727	(2,301)	(6,668)

TOTAL PROVED	92,380	64,786	46,572	33,729	24,306

PROBABLE	11,731	4,258	(893)	(4,475)	(6,979)

TOTAL PROVED PLUS PROBABLE	104,111	69,044	45,679	29,254	17,327

Summary of Oil and Gas Reserves
Constant Price and Costs
As at December 31, 2006

CANADA	Light and Medium Oil		Natural Gas Liquids		Natural Gas

	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	25	24	26	23	572	499
Developed Non-Producing	3	3	—	—	6	11
Undeveloped	—	—	—	—	—	—

TOTAL PROVED	28	27	26	23	578	510

PROBABLE	8	8	3	3	84	83

TOTAL PROVED PLUS PROBABLE	36	35	29	26	662	593

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

CANADA		Before Income Taxes Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	5,402	4,608	4,032	3,596	3,253
Developed Non-Producing	105	91	77	66	56
Undeveloped	—	—	—	—	—

TOTAL PROVED	5,507	4,699	4,109	3,662	3,309

PROBABLE	361	256	173	106	53

TOTAL PROVED PLUS PROBABLE	5,868	4,955	4,282	3,768	3,362

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

CANADA	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	3,461	3,005	2,670	2,415	2,215
Developed Non-Producing	49	43	37	31	25
Undeveloped	—	—	—	—	—

TOTAL PROVED	3,510	3,048	2,707	2,446	2,240

PROBABLE	84	34	(9)	(44)	(73)

TOTAL PROVED PLUS PROBABLE	3,594	3,082	2,698	2,402	2,167

Summary of Oil and Gas Reserves
Constant Price and Costs
As at December 31, 2006

UNITED STATES	Light and Medium Oil		Natural Gas Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	849	696	—	—	13,895	11,314
Developed Non-Producing	246	196	—	—	5,346	4,336
Undeveloped	868	699	—	—	23,740	19,040

TOTAL PROVED	1,963	1,591	—	—	42,981	34,690

PROBABLE	642	514	—	—	15,150	12,120

TOTAL PROVED PLUS PROBABLE	2,605	2,105	—	—	58,131	46,810

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

UNITED STATES	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	70,454	54,718	44,775	37,896	32,840
Developed Non-Producing	23,040	16,611	12,697	9,944	7,887
Undeveloped	61,028	40,324	25,838	15,405	7,723

TOTAL PROVED	154,522	111,653	83,310	63,245	48,450

PROBABLE	37,352	23,988	14,624	7,945	3,115

TOTAL PROVED PLUS PROBABLE	191,874	135,641	97,934	71,190	51,565

Net Present Values of Future Net Revenues
Constant Prices and Costs
As at December 31, 2006

UNITED STATES	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	49,335	38,669	31,894	27,200	23,749
Developed Non-Producing	15,134	10,871	8,244	6,384	4,985
Undeveloped	24,401	12,198	3,727	(2,301)	(6,668)

TOTAL PROVED	88,870	61,738	43,865	31,283	22,066

PROBABLE	11,647	4,224	(884)	(4,431)	(6,906)

TOTAL PROVED PLUS PROBABLE	100,517	65,962	42,981	26,852	15,160

The following tables detail the aggregate gross and net reserves of the Company, in total and by country, as at December 31, 2006, using forecast prices and costs as well the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:
Summary of Oil and Gas Reserves
Forecast Price and Costs
As at December 31, 2006

COMPANY TOTALS	Light and Medium Oil		Natural Gas Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	917	758	26	23	15,017	12,261
Developed Non-Producing	250	201	—	—	5,585	4,539
Undeveloped	877	706	—	—	24,710	19,820

TOTAL PROVED	2,044	1,665	26	23	45,312	36,620

PROBABLE	652	523	3	3	15,743	12,612

TOTAL PROVED PLUS PROBABLE	2,696	2,188	29	26	61,055	49,232

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

COMPANY TOTALS	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	118,599	87,201	69,187	57,444	49,147
Developed Non-Producing	38,056	26,435	19,883	15,516	12,374
Undeveloped	114,945	79,577	55,709	38,921	26,730

TOTAL PROVED	271,600	193,213	144,779	111,881	88,251

PROBABLE	68,913	47,086	32,134	21,607	14,025

TOTAL PROVED PLUS PROBABLE	340,513	240,299	176,913	133,488	102,276

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

COMPANY TOTALS	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	80,948	60,259	48,315	40,505	34,975
Developed Non-Producing	25,267	17,593	13,228	10,303	8,185
Undeveloped	60,338	38,788	24,288	14,140	6,821

TOTAL PROVED	166,553	116,640	85,831	64,948	49,981

PROBABLE	32,320	19,582	10,920	4,897	633

TOTAL PROVED PLUS PROBABLE	198,873	136,222	96,751	69,845	50,614

Summary of Oil and Gas Reserves
Forecast Price and Costs
As at December 31, 2006

CANADA	Light and Medium Oil		Natural Gas Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	25	24	26	23	559	489
Developed Non-Producing	3	3	—	—	8	14
Undeveloped	—	—	—	—	—	—

TOTAL PROVED	28	27	26	23	567	503

PROBABLE	8	8	3	3	92	91

TOTAL PROVED PLUS PROBABLE	36	35	29	26	659	594

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

CANADA	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	6,854	5,739	4,963	4,390	3,949
Developed Non-Producing	150	129	110	94	81
Undeveloped	—	—	—	—	—

TOTAL PROVED	7,004	5,868	5,073	4,484	4,030

PROBABLE	659	489	358	257	179

TOTAL PROVED PLUS PROBABLE	7,663	6,357	5,431	4,741	4,209

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

CANADA	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	4,404	3,751	3,293	2,955	2,694
Developed Non-Producing	78	69	59	51	43
Undeveloped	—	—	—	—	—

TOTAL PROVED	4,482	3,820	3,352	3,006	2,737

PROBABLE	284	195	122	64	19

TOTAL PROVED PLUS PROBABLE	4,766	4,015	3,474	3,070	2,756

Summary of Oil and Gas Reserves
Forecast Price and Costs
As at December 31, 2006

UNITED STATES	Light and Medium Oil		Natural Gas Liquids		Natural Gas
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

PROVED
Developed Producing	892	734	—	—	14,458	11,772
Developed Non-Producing	247	198	—	—	5,577	4,525
Undeveloped	877	706	—	—	24,710	19,820

TOTAL PROVED	2,016	1,638	—	—	44,745	36,117

PROBABLE	644	515	—	—	15,651	12,521

TOTAL PROVED PLUS PROBABLE	2,660	2,153	—	—	60,396	48,638

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

UNITED STATES	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	111,745	81,462	64,224	53,054	45,198
Developed Non-Producing	37,906	26,306	19,773	15,422	12,293
Undeveloped	114,945	79,577	55,709	38,921	26,730

TOTAL PROVED	264,596	187,345	139,706	107,397	84,221

PROBABLE	68,254	46,597	31,776	21,350	13,846

TOTAL PROVED PLUS PROBABLE	332,850	233,942	171,482	128,747	98,067

Net Present Values of Future Net Revenues
Forecast Prices and Costs
As at December 31, 2006

UNITED STATES	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	76,544	56,508	45,022	37,550	32,281
Developed Non-Producing	25,189	17,524	13,169	10,252	8,142
Undeveloped	60,338	38,788	24,288	14,140	6,821

TOTAL PROVED	162,071	112,820	82,479	61,942	47,244

PROBABLE	32,036	19,387	10,798	4,833	614

TOTAL PROVED PLUS PROBABLE	194,107	132,207	93,277	66,775	47,858

The following tables provide (i) a breakdown of various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Company estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Company estimated for the year ended December 31, 2007:

	Total Future Net Revenue
COMPANY TOTALS	As at December 31, 2006
	Constant Prices & Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
			Proved Plus
($ Thousands)	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	375,981	542,763	712,964
Royalties (net of ARTC)	91,039	132,250	173,228
Operating costs	67,255	81,255	102,821

	217,687	329,258	436,914

Future development costs	55,990	55,990	90,477
Abandonment and reclamation costs	1,668	1,668	5,925

	57,658	57,658	96,402

	Total Future Net Revenue
COMPANY TOTALS	As at December 31, 2006
	Constant Prices & Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
			Proved Plus
($ Thousands)	Proved Reserves	Proved Reserves	Probable Reserves

Future Net Revenue before deducting future income tax expenses	160,029	271,600	340,513
Future Income Tax expenses	67,649	105,047	141,639

Future net revenue after deducting future income tax expenses	92,380	166,553	198,873

	Estimated Production
	For the Year Ended December 31, 2007
Estimated production for the year ended December 31, 2007
Oil (Mbbl)	117	117	126
Gas (MMcf)	159	149	154
NGL (Mbbl)	7	7	7
Mboe	527	525	555

	Total Future Net Revenue
CANADA	As at December 31, 2006
	Constant Prices & Costs	Forecast Prices & Costs
($ Thousands)	(Undiscounted)	(Undiscounted)
			Proved Plus
	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	7,642	9,425	11,172
Royalties (net of ARTC)	1,081	1,337	1,426
Operating costs	841	871	1,358

	5,720	7,217	8,388

Future development costs	51	51	519
Abandonment and reclamation costs	162	162	206

	213	213	725

Future Net Revenue before deducting future income tax expenses	5,507	7,004	7,663
Future Income Tax expenses	1,997	2,522	2,897

Future net revenue after deducting future income tax expenses	3,510	4,482	4,766

	Estimated Production
	For the Year Ended December 31, 2007
Estimated production for the year ended December 31, 2007
Oil (Mbbl)	5	5	6
Gas (MMcf)	157	147	152
NGL(Mbbl)	7	7	7
Mboe	38	36	38

		Total Future Net Revenue
UNITED STATES		As at December 31, 2006
	Constant Prices & Costs	Forecast Prices & Costs
($ Thousands)	(Undiscounted)	(Undiscounted)
			Proved Plus
	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	368,339	533,338	701,792
Royalties (net of ARTC)	89,958	130,913	171,802
Operating costs	66,414	80,384	101,463

	211,967	322,041	428,527

Future development costs	55,939	55,939	89,858
Abandonment and reclamation costs	1,506	1,506	5,719

	57,445	57,445	95,677

Future Net Revenue before deducting future income tax expenses	154,522	264,596	332,850
Future Income Tax expenses	65,652	102,525	138,743

Future net revenue after deducting future income tax expenses	88,870	162,071	194,107

	Estimated Production
	For the Year Ended December 31, 2007
Estimated production for the year ended December 31, 2007
Oil (Mbbl)	112	112	120
Gas (MMcf)	2	2	2
Mboe	489	189	517

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%.
Future Net Revenue
By Production Group
As of December 31, 2006

		Future Net Revenue
		Before Income Taxes
		(Discounted at 10%/year)
		Constant Prices & Costs	Forecast Prices & Costs
Reserves Category	Production Group	($ Thousands)	($ Thousands)

Proved	Light and Medium Oil(1)	30,594	39,905
	Natural Gas(2)	56,825	104,874

		87,419	144,779

Total Proved plus Probable	Light and Medium Oil(1)	36,120	48,471
	Natural Gas(2)	66,096	128,442

		102,216	176,913

Notes:

(1)	Including solution gas and other by-products.

(2)	Including by-products but excluding solution gas from oil wells.

Pricing Assumptions
The following tables detail the benchmark reference prices for the regions in which the Company operated as at December 31, 2006 reflected in the reserves data disclosed above. The pricing assumptions used in the reserves data were provided by McDaniel and Associates, who are independent qualified reserves evaluators.

December 31, 2006 Constant Product Price Schedule

Crude Oil Prices
West Texas Intermediate ($U.S./bbl)	$60.60

Natural Gas (@Field Gate $U.S./MMBtu)
Henry Hub	$5.37
Summary of Price Forecasts
December 31, 2006

		Edmonton Light Crude
	WTI Crude Oil	Oil		US/CAN Exchange Rate
Year	$US/BBL	$CAN/BBL	Inflation	$US/$CAN
2007	62.50	70.80	2%	$0.87
2008	61.20	69.30	2%	$0.87
2009	59.80	67.70	2%	$0.87
2010	58.40	66.10	2%	$0.87
2011	56.80	64.20	2%	$0.87
2012	58.00	65.60	2%	$0.87
Thereafter	+2%	+2%

Notes:

(1)	West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.

(2)	Edmonton Light Sweet 40 degrees API, 0.5% sulphur.
Summary of Natural Gas Price Forecasts
December 31, 2006

	U.S. Henry Hub Gas Price	Alberta AECO Spot Price
Year	$US/MMBtu	$CAN/Mcf

2007	7.40	6.85
2008	7.60	7.05
2009	7.95	7.40
2010	8.05	7.50
2011	8.25	7.70
2012	8.50	7.90
Thereafter	+2%	+2%
The Company’s weighted average prices received in the year ended December 31, 2006 were $72.85/bbl for oil and $7.43/Mcf for natural gas.

Reconciliations of Changes in Reserves and Future Net Revenue
The following table outlines the reconciliation of changes in the net reserves estimates for the Company for the year December 31, 2005 to December 31, 2006 using forecast prices and costs.
Reconciliation of Changes in Net Oil & Gas
Reserves Forecast Prices and Costs
As at December 31, 2006

							Associated and Non-Associated
Company Totals	Light & Medium Oil(1)			Natural Gas Liquids			Gas
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	plus	Net	Net	plus	Net	Net	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

December 31, 2005	506	8	514	2	0	2	4,895	486	5,381
Discoveries	940	515	1,455	21	3	24	28,473	12,521	40,994
Technical Revisions	251	—	251	—	—	—	4,105	(395)	3,710
Production	(32)	—	(32)	—	—	—	(852)	—	(852)

December 31, 2006	1,665	523	2,188	23	3	26	36,620	12,612	49,232

Reconciliation of Changes in Net Oil & Gas Reserves
Forecast Prices and Costs
As at December 31, 2006

							Associated and Non-Associated
Canada	Light & Medium Oil(1)			Natural Gas Liquids			Gas
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	plus	Net	Net	plus	Net	Net	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

December 31, 2005	15	8	23	2	0	2	57	17	74
Discoveries	8	—	8	21	3	24	452	—	452
Technical Revisions	7	—	7	—	—		31	74	105
Production	(3)	—	(3)	—	—		(37)	—	(37)

December 31, 2006	27	8	35	23	3	26	503	91	594

Reconciliation of Changes in Net Oil & Gas
Reserves Forecast Prices and Costs
As at December 31, 2006

							Associated and Non-Associated
United States	Light & Medium Oil(1)			Natural Gas Liquids			Gas
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	plus	Net	Net	plus	Net	Net	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)

December 31, 2005(1)	491	0	491	—	—	—	4,837	469	5,306
Discoveries	932	515	1,447	—	—	—	28,021	12,521	40,542
Technical Revisions	244	—	244	—	—	—	4,074	(469)	3,605
Production	(29)	—	(29)	—	—	—	(815)	—	(815)

December 31, 2006	1,638	515	2,153	—	—	—	36,117	12,521	48,638

Note:

(1)	Including by-products but excluding solution gas from oil wells.
The following table outlines the reconciliation of changes in respect of future net revenue, estimated using constant prices and costs and calculated using a 10% discount rate, attributable to net proved reserves of the Company.
Reconciliation of Changes in Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Proved Reserves
Constant Prices and Costs
As at December 31, 2006

Factors	($ thousands)
	Total	Canada	US
Estimated Net Present Value of Future Net Revenue, December 31, 2005	14,127	786	13,341
Sales and transfers of oil, gas and other product types produced during the period net of production costs and royalties	3,872	34	3,838
Net changes in sales and transfer prices and in production costs and royalties related to future production	—	—	—
Changes in previously estimated development costs incurred during the period	39,065	583	38,482
Changes in estimated future development costs	(8,962)	(5,114)	(3,848)
Changes resulting from acquisitions of reserves	57,759	4,266	53,493
Net change resulting from revisions in quantity estimates	(2,080)	2,074	(4,154)
Accretion of discount	1,413	79	1,334
Net change in income taxes	(58,620)	—	(58,620)

Estimated Net Present Value of Future Net Revenue, December 31, 2006	46,572	2,707	43,865

Additional Information Relating to Reserves Data
Undeveloped Reserves
In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Petroflow’s development plans. Normally, the Company plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:
•	changing economic conditions (due to pricing, operating and capital expenditure fluctuations);

•	changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));

•	multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);

•	a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and

•	surface access issues (landowners, weather conditions, regulatory approvals).
Significant Factors or Uncertainties
The Company does not anticipate any significant economic factors or significant uncertainties will affect any particular component of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Company’s control.
Future Development Costs
The following table sets forth by country development costs deducted in the estimation of the Company’s future net revenue attributable to the reserve categories noted below ($000s):

							Undiscounted Constant
	Undiscounted Forecast Prices & Costs						Prices & Costs
Year	Proved Reserves			Proved Plus Probable Reserves			Proved Reserves
	Total	US	Canada	Total	US	Canada	Total	US	Canada

2007	33,637	33,586	51	52,608	52,089	519	33,637	33,586	51
2008	22,354	22,354	—	37,869	37,869	—	22,354	22,354	—
2009	—	—	—	—	—	—	—	—	—
2010	—	—	—	—	—	—	—	—	—
2011	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—	—	—	—

Total Undiscounted	55,990	55,939	51	90,477	89,958	519	55,990	55,939	51

Total Discounted at 10%	49,053	49,007	46	79,122	78,650	472	49,053	49,007	46

In the event future circumstances necessitate funding for future development costs, the Company anticipates that such funds will be derived from a combination of cash flow, debt, new equity financing, farm-outs or other similar arrangements.
Oil and Gas Properties
Oklahoma
The Company has an exclusive seven county farmout in North Central Oklahoma with Enterra Energy Trust. The Company has working interests ranging from 10% to 60% in 11 producing gas and oil wells that currently produce approximately 4666 Mcfe per day gross. The Company holds or has access to 43,090 gross acres (24,120 net acres) of which 34,770 gross acres (19,470 net acres) are undeveloped.
Garrington, Alberta
The Garrington property is located approximately 70 kilometres north of Calgary, Alberta and was acquired on August 11, 2006. The Company has a 20% working interest in 16 wells which produce approximately 85 boes per day gross (17 net to the Company). There are 5,440 gross acres (net 1,088) of land in this property, all of which are developed.

San Juan Basin
The San Juan Basin property is located approximately 40 miles southeast of Farmington, New Mexico, and was acquired on August 25, 2005. The Company has a 50% non-operated working interest in 42 wells which produce about 2,900 Mcfpd natural gas gross (1500 net). The Company holds 13,878 gross acres (6,939 net acres), of which 2080 gross acres (1040 net acres) are undeveloped.
Permian Basin
The Permian Basin property (the Midland assets) is located approximately 50 miles southeast of Lubbock, Texas. The Company has a 100% working interest in 18 producing oil wells. Year-end 2006 production was approximately 87 bopd gross. The Company holds 5,000 gross and net acres of which virtually all is developed.
Producing and Non-Producing Wells
The following table summarizes the Company’s interests, as at December 31, 2006, in oil and gas wells:
Producing and Non-Producing Wells
As at December 31, 2006

	Oil wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Producing (1)
Oklahoma	—	—	11	5	11	5
Alberta	16	3	—	—	16	3
New Mexico	—	—	42	21	42	21
Texas	18	18	—	—	18	18

TOTAL PRODUCING	34	21	53	26	87	47

Non-producing (2)
Oklahoma	—	—	—	—	—	—
Alberta	—	—	—	—	—	—
New Mexico	—	0	16	8	16	8
Texas	37	37	—	—	37	37

TOTAL NON-PRODUCING	37	37	16	8	53	45

Notes:

(1)	Includes wells that are temporarily shut-in but which are capable of production.

(2)	Includes wells that are not capable of production but that are not yet abandoned.

Properties with No Attributed Reserves
The following table summarizes information with respect to the Company’s properties to which no reserves have been specifically attributed:
Land Holdings Without Attributed Reserves as at December 31, 2006

	Unproved Properties (Acres)		Expiring in Year Ended December 31, 2006 (Acres)
	Gross	Net	Gross	Net

Canada	2560	1742	—	—
United States	3200	3200	—	—

TOTAL	5760	4992	—	—

There are no material work commitments on the above undeveloped land holdings with the exception of Oklahoma where the Company is obliged to drill 19 wells in 2007 and 30 wells every 20 months thereafter to maintain its rights under the Agreement with Enterra Energy Corp.
Additional Information Concerning Abandonment and Reclamation Costs
The Corporation bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations. The industry’s historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. As at December 31, 2006 the Company has 93 net wells for which it expects to incur abandonment and reclamation costs.
The following table sets forth abandonment costs deducted in the estimation of the Company’s future net revenue for proved reserves estimated using forecast prices and costs and undiscounted:
Abandonment Costs
(Proved Reserves Forecast Prices and
Costs, Undiscounted)

Year	($000)

2007	—
2008	69
2009	26
2010	9
2011	18
Thereafter	1,546

Total Undiscounted	1,668

Total Discounted at 10%	966

Tax Horizon
The Company is not obligated to pay income taxes for the financial year ended December 31, 2006 and based upon the Reserves Report and current tax deductions available, it is estimated that the Company will not be obligated to pay income taxes for the financial year ended December 31, 2007. It is the Company’s belief that no Canadian federal or provincial income tax nor U.S. federal or state income tax will be payable until 2008.

Costs Incurred
For the year ended December 31, 2006, the Company incurred the following costs on its properties:

Costs Incurred
Year Ended December 31, 2006
	Total	US	Canada

Exploration Costs	3,387,035	—	3,387,035
Property Acquisition Costs	685,918	384,950	384,950
Development Costs	39,065,300	38,482,462	582,838

	43,138,253	38,867,412	4,354,823

Exploration and Development Activities
The following tables sets out the number of exploratory and development wells the Company completed in the year ended December 31, 2006:

	Exploratory Wells				Development Wells
	Gross		Net		Gross		Net
	Canada	US	Canada	US	Canada	US	Canada	US

Oil	—	—	—	—	—	—	—	—
Gas	5	—	3.1	—	1	31	0.8	15.5
Service Wells	—	—	—	—	—	2	—	1.2
Dry Holes	—	—	—	—	—	—	—	—

TOTAL	5	—	3.1	—	1	33	0.8	16.7

The Company’s most important current and likely exploration and development activities are described under “Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties”.
Production History
The following tables set forth the Company’s share of average daily production volumes, royalties, production costs and the resulting netbacks for the periods indicated as at December 31, 2006:
Average Daily Production(1)
Year Ended December 31, 2006

	Quarter Ended
	December 31, 2006			September 30, 2006			June 30, 2006			March 31, 2006
	Total	US	Canada	Total	US	Canada	Total	US	Canada	Total	US	Canada

Oil and NGL (bopd)	83	73	10	94	87	7	88	80	8	89	78	11
Gas (Mcfpd)	3,629	3,383	246	2,522	2,457	65	1,845	1,798	47	1,318	1,269	49
Boepd	687	636	51	514	496	18	395	379	16	308	289	19

Note:

(1)	Before deduction of royalties.

Production and Netback History
Year Ended December 31, 2006

	Quarter Ended
	December 31, 2006			September 30, 2006			June 30, 2006			March 31, 2006
	Total	US	Canada	Total	US	Canada	Total	US	Canada	Total	US	Canada

Production Volumes:
Oil (bbls)	7,530	6,708	822	8,566	7,981	585	7,926	7,201	725	7,892	7,037	855
Gas (Mcf)	333,86	311,27	22,589	232,03	226,09	5,936	167,89	163,58	4,315	118,59	114,16	4,422
	4	5		0	4		9	4		0	8
NGL (bbls)	69	—	69	80	—	80	48	—	48	106	—	106
BOE	63,243	58,587	4,656	47,317	45,663	1,654	35,957	34,465	1,492	27,764	26,065	1,699

Average Price Received:
Oil ($bbls)	68.64	69.73	59.73	86.06	84.08	113.10	72.94	72.62	76.08	66.05	65.68	69.05
Gas ($/Mcf)	6.35	6.29	7.09	5.91	5.85	8.23	7.99	8.11	3.47	12.63	12.79	8.39
NGL ($/bbls)	65.07	—	65.07	46.41	—	46.41	65.76	—	65.76	48.39	—	48.39
BOE ($boe)	41.76	41.43	45.91	44.63	43.65	71.79	53.48	53.66	49.12	72.89	73.75	59.61

Royalties ($/boe)	11.35	11.44	10.13	6.88	7.06	2.00	17.76	18.26	6.30	18.59	19.17	9.67
Operating Expenses ($/boe)	11.63	12.03	6.60	16.21	13.27	97.57	14.26	13.50	31.73	22.13	17.54	92.60

Netbacks ($/boe)	18.78	17.96	29.18	21.54	23.33	(27.78)	21.46	21.90	11.09	32.17	37.04	(42.65)

Definitions, Notes and Other Cautionary Statements
In the above Statement of Reserves Data and Other Oil and Gas Disclosure, unless otherwise indicated, the following definitions and other notes are applicable:
1.	“Gross” means:
(a)	in relation to the Company’s interest in production and reserves, its “gross reserves”, which are the Company’s interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest.
2.	“Net” means:
(a)	in relation to the Company’s interest in production or reserves, its “net reserves”, which are the Company’s interest (operating and non-operating) share after deduction of royalty obligations, plus the Company’s royalty interests in production of reserves;

(b)	in relation to wells, the number of wells obtained by aggregating the Company’s working interest in each of its gross wells; and

(c)	in relation to the Company’s interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.
3.	Definitions used for reserve categories are as follows:

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

-	analysis of drilling, geological, geophysical and reserves data;

-	the use of established technology; and

-	specified economic conditions, which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates.
(a)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:
(a)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
(i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
(b)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
Levels of Certainty for Reported Reserves
The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:
-	Proved Reserves - At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

-	Probable Reserves - At least a 50 percent probability that the quantities recovered will equal or exceed the estimated proved plus probable reserves.
4.	Forecast prices and costs
Future prices and costs that are:
(a)	generally acceptable as being a reasonable outlook of the future; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
5.	Constant prices and costs
Prices and costs used in an estimate that are:
(a)	the Company’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
For the purposes of paragraph (a), the Company’s prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.
6.	Future income tax expense
Future income tax expenses are estimated:
(a)	making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b)	without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c)	taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d)	applying to the future pre-tax net cash flows relating to the Company’s oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.
7.	“Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

8.	“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:
(a)	gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)	drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)	acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)	provide improved recovery systems.
9.	“Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

10.	“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:
(a)	costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)	costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contributions;

(d)	costs of drilling and equipping exploratory wells; and

(e)	costs of drilling exploratory type stratigraphic test wells.
11.	The following abbreviations are used:

bbl	barrel
bbl/d	barrels per day
bopd	barrels of oil per day
Btu	British thermal unit
Mbbl	thousands of barrels
Mcf	thousand cubic feet
Mcfpd	thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
12.	Numbers may not add due to rounding.

13.	The estimates of future net revenue presented do not represent fair market value.

14.	Disclosure provided in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

15.	Estimated future abandonment and reclamation costs related to a property have been taken into account by Haas in determining reserves that should be attributable to a property and in determining the aggregate future net revenue there from, there was deducted the reasonable estimated future well abandonment costs.

16.	Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

17.	The extended character of all factual data supplied to Haas was accepted by them as represented. No field inspection was conducted.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (the “Preferred Shares”). As at the date of this Annual Information Form, 24,858,902 Common Shares are issued and outstanding.
The Common Shares are entitled to receive dividends and to receive distribution of any remaining property and assets of the Company upon the Company’s liquidation, dissolution or winding–up. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings with each Common Share being entitled to 1 vote.
The Preferred Shares are issuable in series with such rights, privileges, restrictions and conditions attached to each series as the board of directors of the Company, prior to the issuance thereof, will determine. Each series of Preferred Shares will rank on parity with each other series in the class. Each series of Preferred Shares rank in priority to all other shares of the Company in respect of the payment of dividends and, upon a winding-up or liquidation, to receive such assets and property of the Company as are distributable to the holders of the Preferred Shares.
DIVIDENDS
The Company has not declared or paid any dividends on the Common Shares since its incorporation. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSXV under the trading symbol “PEF”. The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares for the periods indicated, as reported by the TSXV:

	Price Range ($)
Period	High	Low	Trading Volume
2006
January	3.51	1.65	211,200
February	5.00	3.35	104,000
March	4.25	3.18	88,000
April	3.91	3.35	26,900
May	3.90	3.20	17,000
June	3.68	2.62	58,500
July	4.40	3.00	100,900
August	4.00	3.50	36,800
September	3.80	2.50	31,500
October	3.79	2.50	15,200
November	3.20	2.00	17,300
December	2.90	1.36	60,900
DIRECTORS AND OFFICERS
The Company has a Board of Directors consisting of five individuals. The directors are elected in accordance with a vote of shareholders taken at the annual meeting of shareholders. The name, municipality of residence and principal occupation for the five prior years and the positions and offices held by each director and executive officer of the Company are set out below. Each director is elected or appointed to serve until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and
Municipality of
Residence	Position Held	Principal Occupation for past Five Years
Duncan Moodie Calgary, Alberta	Chief Financial Officer and Director (Director since November 24, 2004)	President of Macon Resources Ltd. and President of Framfield Oil & Gas Ltd. from October, 2004 until June, 2006. Prior thereto, sole practitioner of public accounting practice since 1987.

Donald J. Rowden(1) Bend, Oregon	Director (Director since December 10, 2003)	Chief Executive Officer of MacSema, Inc. since 1994.

John Melton Folsom, Louisiana	President, Chief Executive Officer and Director (Director since July 22, 2005)	Founder and CEO of TDC Energy Corporation from 1986 to 2000 and Chairman until April 2005.

Joseph Blandford(1) Houston, Texas	Vice Chairman and Director (Director since July 22, 2005)	Founder and CEO of Atlantia Corporation, a service company to the oil and gas industry, from 1979 to December 2003. Presently Chairman of the Engineering Foundation Advisory Board at the University of Texas.

Richard W. Clark(1) Calgary, Alberta	Chairman and Director (Director since March 22, 2006)	Partner with Gowling Lafleur Henderson LLP

Sanford Andrew Casper, Wyoming	Executive Vice President, Chief Operating Officer	Operations Manager of Baker Energy, a division of Michael Baker Corporation, from October 2003 to April 2005. Manager of Business Development for Critique Inc. (a natural resources consulting company) from January 1999 to September 2003.

Kevin Davis Littleton, Colorado	Senior Vice President, Corporate Development	Manager, Business Development, Pioneer Natural Resources, USA, Inc, from September 2003 to January 2006, Director of Mergers and Acquisitions with Evergreen Resources, Inc. from November 2002 to September 2003, Founder and operator of KDD Oil & Gas, LLC from February 2002 to November 2002,Vice President, Business Development with TDC Energy LLC from February 1998 to February 2002.

Notes:

(1)	Member of the Audit Committee and the Compensation Committee.
As of the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly 3,635,717 Common Shares, representing in the aggregate approximately 14.6% of the issued and outstanding Common Shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of management of the Company, other than as set forth below, no director or executive officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
(a)	is, as at the date hereof, or within the 10 years before the date hereof has been, a director or officer of any company, that while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order, or an order that denied that company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person, other than as follows:
1.	On January 30, 2007, Caribou Resources Corp., formerly Rimron Resources Inc., formerly Niaski Environmental Services Inc., received protection under the Companies’ Creditors Arrangement act from the Alberta Court of Queens’ Bench. At the time, Mr. Rowden was (and remains) a director.

2.	The trading in shares of Caribou Resources Corp. was the subject of a cease trade order in the provinces of Alberta, British Columbia and Saskatchewan for failure to file and mail to the shareholders required financial statements. The financial statements were subsequently filed and mailed to the shareholders and the cease trade orders were lifted. During the periods of the cease trade orders, Mr. Rowden was (and remains) a director.

3.	On April 12, 2002 Caribou Resources Corp. was involuntarily delisted by the TSX Venture Exchange (the “TSXV”) for failure to meet minimum listing requirements. At the time, Mr. Rowden was (and remains) a director.

4.	On March 20, 2000 Caribou Resources Corp. made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was approved by the creditors on April 13, 2000. The trustee was discharged in May, 2001. At the time Mr. Rowden was (and remains) a director.

5.	Mr. Melton was a director of TDC Energy LLC which filed for Chapter 11 Reorganization in August 2002 with the U.S. Bankruptcy Court, Eastern District of Louisiana, U.S.A. The plan was approved and discharged in May 2003 and all obligations were fully discharged by April 22, 2005. Mr. Melton resigned as a director effective April 12, 2005.

6.	Trading in the shares of Shaker Resources Inc., formerly Oyama Industries Ltd., was suspended by the Alberta Stock Exchange from November 27, 1997 to January 15, 2002 for failure to complete a major transaction within 18 months. A major transaction was completed in June, 2002. Mr. Rowden was a director at the time and remained a director until September 30, 2004. Mr. Clark was President and a director at the time.
Penalties or Sanctions
To the knowledge of management of the Company, no director or executive officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:
(a)	any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with the Canadian securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Some of the directors of the Company are also directors of other oil and natural gas companies, which may from time to time be in competition with the Company for working interest partners, property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Company follows the provisions of the Canada Business Corporations Act.
AUDIT COMMITTEE
The Company’s audit committee of the Board of Directors consists of Richard Clark, Donald J. Rowden and Joseph Blandford.
Audit Committee Charter
The full text of the Audit Committee’s charter is attached as Appendix “A” to this Annual Information Form.
Independence
A member of an audit committee is considered independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. Accordingly, Richard Clark, Donald J. Rowden and Joseph Blandford may be considered independent.
Relevant Education and Expertise
Richard Clark, LLB has been a corporate securities lawyer since 1991. He also has a Bachelor’s degree in Economics. He has been a director or executive officer of over 10 of public oil and gas companies as well as public companies that are not in the oil and gas industry. From time to time, Mr. Clark has served on the audit committee of these other boards. To remain current with recent developments pertaining to internal controls of financial reporting, governance and other securities law matters, Mr. Clark attends or instructs at seminars and conferences on these topics. Mr. Clark sits on the Securities Advisory Committee of the Alberta Securities Commission and the local advisory committee of the TSX Venture Exchange.
Donald J. Rowden, C.A. is President and CEO of MacSema, Inc., a private electronics manufacturing company. Prior thereto, Mr. Rowden was employed with Farm Business Consultants Inc., a corporation providing tax consulting services to agricultural enterprises, from January 1990 to November 1994. Mr. Rowden obtained public accounting experience while employed by Prevett Rowden Chartered Accountants from August 1983 to January 1990. Mr. Rowden is also a director of a number of private and public companies. Mr. Rowden is a Chartered Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.
Joseph W. Blandford, P.E., was the Chairman and Chief Executive Officer of Atlantia Corporation (a Houston based company performing engineering and construction of offshore production platforms) for 22 years, until the company was purchased by publicly-traded IHC Caland, NV in 2001. He remained CEO of the new Atlantia until his retirement in December 2003, and on the board of Atlantia until 2007. As the CEO of Atlantia Mr. Blandford had numerous responsibilities regarding financial reporting and direction. As the president of the Petroleum Club of Houston he has overseen the financial reporting of the (non-profit) club and has served on the Finance Committee of this club for several years. Mr. Blandford had similar responsibilities at the University of Texas, but more as an oversight function. He also established the UT College of Engineering Finance Committee.
Audit Fees
The following table sets forth the fees paid by the Company to PricewaterhouseCoopers LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2006	2005
PricewaterhouseCoopers LLP
Audit fees	$123,100	$11,000
Audit-related fees	—	$12,800
Tax fees	$35,100	$0
All other fees paid to the auditor	—	$2,100
Total	$158,200	$25,900

Note:

(1)	PricewaterhouseCoopers LLP was first appointed the Company’s auditor on December 3, 2003.
The Company is a venture issuer as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Part 5 (Reporting Obligations).
RISK FACTORS
The holding of Common Shares should be considered highly speculative due to the nature of the Company’s business, its limited production and present stage of development. In addition the following risk factors should be taken into consideration:
Development of Additional Reserves
The Company’s future success is dependent upon its ability to develop or acquire additional oil and natural gas reserves that are economically recoverable at attractive acquisition prices. Except to the extent that the Company conducts successful activities or acquires properties containing proved reserves, or both, the proved reserves and production will generally decline as reserves are produced. If prevailing oil and natural gas prices were to increase significantly, the Company’s costs to add reserves could be expected to increase. The drilling of oil and natural gas wells involves a high degree of risk, especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well.

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focussing exploitation efforts in areas in which the Company has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling may, where appropriate, be used by the Company to improve its ability to find, develop and produce oil and natural gas.
Oil and Natural Gas Prices
The Company’s revenues are dependent upon prevailing prices for oil and natural gas. Oil and natural gas prices can be extremely volatile and are affected by the actions of foreign as well as domestic governments and international cartels. In addition, the marketability of the production depends upon the availability and capacity of gathering systems and pipelines, the effect of federal and provincial regulation on such production and general economic conditions. All of these factors are beyond the control of the Company.
The Company operates in a competitive environment, wherein the commodity price is and could be affected by a number of factors beyond the control of the Company. The Company’s results of operations and financial position are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil or natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proved reserves and the level of expenditures for the development of its oil and natural gas reserves.
The Company may manage the risk associated with changes in commodity prices and foreign exchange rates by, from time to time, entering into crude oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.
Substantial Capital Requirements
The Company anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Company’s revenues or reserves decline, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. Transactions involving the issuance of securities may be dilutive. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects.
Additional Funding Requirements
The Company’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Company.

Reliance on Operators
To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.
Continuing production from the Company’s properties, and to some extent the marketing of production, are dependent upon the ability of the operator of the properties. To the extent that the operator of a property fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving the revenues if the operator becomes insolvent or experiences cash flow problems.
Enforcement of Operating Agreements
Operations of the wells located on properties not operated by the Company are generally governed by operating agreements that typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Company. The Company, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of such duty.
Reliance on Key Employees
In addition, the success of the Company will be largely dependent upon the performance of its management and key employees. The Company does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Company.
Operating Risks
The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts and encountering formations with abnormal pressure and oil spills, the occurrence of any of which could result in substantial losses to the Company. The Company will maintain insurance against some, but not all, of these risks, in amounts which meet or exceed standard industry practice. There can be no assurance that any insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.
Reserves
Although Haas and the Company have carefully prepared the reserve information included in the Reserves Report from which the disclosure respecting the Company’s reserves is derived and included in this AIF, and believe that the methods of estimating reserves have been verified by judgment and operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable and possible reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of the Company that are not offset by the acquisition or development of additional reserves may reduce the underlying value of the Common Shares. Common Shares will have little or no value once all of the oil and natural gas reserves of the Company have been produced.
Depletion of Reserves
The Company’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Company’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Company’s reserves and production will decline over time as reserves are exploited, and from time to time production declines can be severe under certain conditions.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, the Company’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.
There can be no assurance that the Company will be successful in developing or acquiring additional reserves on terms that meet the Company’s investment objectives.
Competition
The oil and natural gas industry is intensely competitive and the Company will compete for joint venture partners, capital, reserve acquisitions and skilled industry personnel with a substantial number of other companies which have greater resources. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources upon which to draw. There is also competition between the oil industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.
Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to the Company or to the operators, and the delays by operators in remitting payment to the Company, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of the Company in a given period and expose the Company to additional third party credit risks.
Income Taxes
The Company will file all required income tax returns in Canada and the United States and believes that it is in full compliance with the provisions of the relevant income tax legislation in Canada and the United States. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Company, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.
Purchase of Reserves
Acquisitions of resource issuers and resource assets by the Company will be based on engineering and economic assessments made by management and reviewed by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other governmental levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Company. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated.
Issuance of Debt
From time to time the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Borrowing
The Company’s lenders will be provided with security over substantially all of the assets of the Company. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell the Company’s properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Company’s lenders and other creditors and only the remainder, if any, would be available to the Company.
Environmental Concerns
The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in liability to the Company and possibly liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. The Company will make reasonable provision for well abandonment where appropriate; however there can be no assurance that such provision will be sufficient to satisfy all such obligations. No sinking fund or reserve will be established for the purpose of site reclamation or abandonment costs.
Title
Although satisfactory title reviews of its properties are conducted in accordance with industry standards, those title reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Company to a property.
Potential Conflicts of Interest
Some of the directors of the Company are also directors of other oil and natural gas companies, which may from time to time be in competition with the Company for working interest partners, property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Company follows the provisions of the Canada Business Corporations Act.
Permits and Licenses
The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its properties.
Kyoto Protocol
Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Company’s exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Company to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from the Company’s operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
To the knowledge of management of the Company, there are no legal proceedings to which the Company or NAPCUS or Prize is a party or of which its property is the subject, nor are any such proceedings known to be contemplated.
Regulatory Actions
To the knowledge of the Company, no penalties or sanctions have been imposed by a court relating to securities legislation or by a securities regulatory body or by any other court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, nor have any settlement agreements been entered into by the Company or NAPCUS with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed in this AIF, no director or executive officer or principal shareholder, or any associate or affiliate of the foregoing, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Common Shares is Valiant Trust Company, at its offices in Calgary, Alberta.
MATERIAL CONTRACTS
The only contracts entered into by the Company, or its wholly owned subsidiaries, other than a contract entered into in the ordinary course of business, that are material to the Company and that were entered into after January 1, 2006, or before January 1, 2006 but are still in effect, are as follows:
1.	Amended and Restated Guaranty dated effective March 29, 2007 in favour of Texas Capital Bank, N.A. and other banks that are party to the Credit Agreement dated March 29, 2007 between Texas Capital Bank, N.A. and those banks and NAPCUS, and its subsidiary, Prize Petroleum LLC.

2.	Farmout Agreement dated as of March 1, 2006 between Enterra Acquisitions Corp. and NAPCUS. See “General Development of the Business of the Company – History”.

3.	Loan Agreement dated as of September 25, 2006 between Prize Petroleum LLC (as the “Borrower”) and New Endeavors, LLC (as the “Lender”). As of the date of this Annual Information Form this loan has been repaid and the Loan Agreement is no longer in effect.
INTERESTS OF EXPERTS
Reserve estimates detailed herein are derived from reserve reports prepared by Haas Petroleum Engineering Services, Inc. (“Haas”).
As at the date hereof, the directors, officers and associates of Haas, as a group, do not beneficially own, directly or indirectly, any of the outstanding Common Shares.
ADDITIONAL INFORMATION
Additional information, including remuneration and indebtedness of directors and officers of the Company, the principal holders of Common Shares and the securities authorized for issuance under equity compensation plans, will be contained in the Company’s Information Circular relating to its Annual General and Special Meeting of Shareholders to be held on June 20, 2007. Additional financial information is provided in the annual audited financial statements of the Company for the fiscal year ended December 31, 2006, and the Management’s Discussion and Analysis pertaining thereto.
The above documents and other information regarding the Company may be found on SEDAR at www.sedar.com.

APPENDIX A
AUDIT COMMITTEE — TERMS OF REFERENCE
(Adopted by the Board of Directors of Petroflow Energy Ltd. effective April 17, 2007)
PURPOSE
The overall purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Petroflow Energy Ltd. (the “Corporation”) is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation. The purpose of the Committee is to ensure that the Corporation’s management has designed and implemented an effective system to compile, review and report on the integrity of the consolidated financial statements of the Corporation. As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Corporation with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Corporation from time to time (the “Applicable Laws”).
COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the “Board”), each of whom:
(a)	must meet any independence tests; and

(b)	must satisfy any financial literacy or other competency standards;
as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.
2.	The Board, at its first meeting following the annual meeting of shareholders of the Corporation, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the “Chairman”) from amongst their number.

4.	The Corporate Secretary or Associate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5.	The quorum for meetings shall be a majority of the members of the Committee (except where the Committee has four members, in which case a quorum shall be two members), present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.	The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Corporation, and to the Corporation’s external auditors and to such information respecting the Corporation, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman. The Corporation’s external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the Corporation’s external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)	the Committee shall hold an in camera session at such times as determined necessary or appropriate by the Committee;

(d)	the Committee shall hold an in camera session with the external auditors at least once a year prior to recommending to the Board the approval of the annual audited financial statements of the Corporation and at such other times as determined necessary or appropriate by the Committee; and

(e)	the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee (and the Committee has the authority to require their attendance), except in camera sessions of the members of the Committee. Other management representatives of the Corporation shall be invited to attend as necessary.
REPORTING
8.	The Committee shall provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of such meeting for insertion into the minute book of the Corporation. Where minutes have not yet been published, the Chairman shall provide the Board with verbal reports as requested.

9.	All information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request to the Chairman.

10.	The external auditors of the Corporation shall have a direct line of communication to the Committee through the Chairman. The Corporation shall require the external auditors of the Corporation to report directly to the Committee.
DUTIES AND RESPONSIBILITIES
11.	The overall duties and responsibilities of the Committee shall include:
(a)	assisting the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls, approving the Corporation’s interim financial statements, MD&A and related earnings news release and recommending to the Board the approval of the Corporation’s annual financial statements, MD&A and related earnings news release;

(b)	establishing and maintaining a direct line of communication with the Corporation’s external auditors and assessing their performance;

(c)	ensuring that management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Corporation, in accordance with Applicable Laws;

(d)	reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e)	ensuring that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

(f)	reviewing the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(g)	reviewing any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation.
12.	The duties and responsibilities of the Committee as they relate to the external auditors shall include:

(a)	recommending to the Board a firm of external auditors to be engaged by the Corporation;

(b)	reviewing the scope and timing of the audit and other related services rendered or to be rendered by the external auditors and recommending to the Board the approval of the fee for all audit services;

(c)	overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditors regarding financial reporting;

(d)	reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e)	reviewing with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation; and

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;
(f)	pre-approving all non-audit services (and the fee for such services) to be provided by the external auditors in accordance with Applicable Laws; and

(g)	periodically reviewing the Corporation’s financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.
13.	The Committee is also charged with the responsibility to:
(a)	review the Corporation’s annual financial statements and MD&A and related earnings news release and recommend the approval thereof to the Board;

(b)	review and approve the Corporation’s interim financial statements and MD&A and related earnings news release;

(c)	review and approve the financial sections of other public reports of the Corporation requiring approval by the Board before such documents are publicly disclosed, other than prospectuses and business acquisition reports which will be reviewed and approved by the Board;

(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the minutes of any audit committee meeting of any subsidiary entity of the Corporation;

(f)	review with management, the external auditors and, if necessary, legal counsel any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(g)	review the insurance programs of the Corporation and its subsidiary entities at least annually;

(h)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(i)	establish procedures for the confidential, anonymous submission by employees of the Corporation or any other subsidiary entity of the Corporation of concerns regarding questionable accounting or auditing matters;

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation; and

(k)	review and reassess the adequacy of these Terms of Reference at least annually and recommend to the Board changes which the Committee may deem appropriate.
14.	The Committee may do such other things within the scope of its responsibilities as it may, in its discretion, deem appropriate.

15.	The Committee has the authority:
(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b)	to set and pay the compensation for any advisors employed by the Committee.

APPENDIX B
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR
To the Board of Directors of Petroflow Energy Ltd.. (the “Company”):
1.	We have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consists of the following:
(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs, and
(ii)	the related estimated future net revenue; and
(b)	(i)	proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs: and
(ii)	the related estimated future net revenue.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s Board of Directors:

Appraisal of
Certain Oil and
Gas Reserves
	Owned by	Location of
Independent	Petroflow	Reserves
Qualified	Preparation Date	(Country or		Net Present Value of Future Net Revenue
Reserves	of Evaluation	Foreign		(before income taxes, 10% discount rate)
Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
Haas Petroleum Engineering		Canada and
Services, Inc.	March 28, 2007	United States	$0	$176,913,000	$0	$176,913,000
5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

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7.	Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.
Executed as to our report referred to above:

Haas Petroleum Engineering Services, Inc.	(Signed) “Robert W. Haas, P.E.”
Texas	Robert W. Haas, P.E.
March 28, 2007

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APPENDIX C
REPORT OF MANAGEMENT AND DIRECTORS ON
RESERVES DATA AND OTHER INFORMATION
Management of Petroflow Energy Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:
(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and
(ii)	the related estimated future net revenue; and
(b)	(i)	proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and
(ii)	the related estimated future net revenue.
Haas Petroleum Engineering Services, Inc., an independent qualified reserves evaluator, has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.
The Board of Directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.
The Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:
(a)	the content and filing with securities regulatory authorities of the Company’s reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

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Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/signed/ “John Melton”	/signed/ “Duncan Moodie”

John Melton	Duncan Moodie
President and Chief Executive Officer	Chief Financial Officer

/signed/ “Richard Clark”	/signed/ “Donald Rowden”

Richard Clark	Donald Rowden
Director	Director
Dated: April 30, 2007.

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